Exhibit 99.1

NEWS RELEASE

BIOFUEL REPORTS HEDGING LOSSES

DENVER, COLORADO – AUGUST 12, 2008 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF) announced that as of the close of business yesterday, it had realized approximately $26.1 million of losses resulting from closing out various corn, ethanol and natural gas hedges.  Based on current commodity prices, the Company also had approximately a further $19.9 million of unrealized mark-to-market losses under hedging agreements (for further details, see the attached table).  The Company currently does not have sufficient liquidity available to satisfy all of the realized losses, and further market developments may result in further margin calls and additional losses being realized.  All of the related contracts were entered into with Cargill, Incorporated, which handles all corn purchases and sales of ethanol and distillers grains for the Company and is a modest stockholder.  The Company put the corn and natural gas hedges in place solely to minimize the impact of rising prices.  Unfortunately, the sharp recent decline in the corn market exposed the Company to large unrealized losses under its hedge contracts, and in mid-July, the Company began to receive margin calls from Cargill.  While the Company had posted significant margin deposits with Cargill to satisfy a large portion of the margin calls, on August 8th, Cargill delivered a notice of default with respect to certain contracts to the Company, and on August 11th, Cargill exercised its right to liquidate certain contracts (approximately 60% of the Company’s hedge position), resulting in the associated realized losses.  The plants start-ups have progressed more slowly than anticipated and reduced cash on hand due to higher corn inventories.  The Company is currently engaged in discussions with Cargill to agree to a schedule of payments in the short-term to satisfy the Company’s current obligations to Cargill.

In the anticipation of commencing operations, BioFuel began to contract for physical deliveries of corn in the first quarter of 2008.  In April, it started to enter into futures and options contracts with Cargill to protect against then rapidly rising corn prices.  As of June 30th, the Company had hedged roughly 40% of its anticipated corn requirements for the third quarter of 2008, 30% for the fourth quarter of 2008 and 12% for the first and second quarters of 2009. As reflected in its second quarter financial statements, which will be released later today, the Company recorded a $10.1 million mark-to-market gain on its corn futures and options position at June 30th. However, starting in mid July, corn prices pulled back sharply, resulting in the Company’s hedging gains swiftly turning to losses.

In an effort to improve the Company’s liquidity position, an amendment to the Company’s bank credit agreement is being pursued which would assure the Company more immediate access to the remaining $15.0 million working capital line and would accelerate $11.4 million of borrowing availability under its $210 million construction loan.  If that amendment is finalized, the Company expects to promptly repay Cargill.

The Company is continuing to explore various alternatives to resolve this matter.  As noted above, the principal focus is on reaching a mutually beneficial agreement with Cargill and securing funds to satisfy its obligations upon which our ability to continue as a going concern will be dependent.  However, there can be no assurance of our success in these efforts. If the Company is not successful in resolving its liquidity issues, the Company may be forced to engage in other restructuring efforts.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Vice President - Finance and	www.bfenergy.com
Chief Financial Officer
(303) 592-8110
kmaguire@bfenergy.com

BIOFUEL ENERGY CORP.

The following table summarizes by commodity type the liquidated hedging contracts as of August 11, 2008.

	Hedging Contracts Liquidated
		Realized
		Gain/(Loss)	Realized
	Quantity	Per Unit	Gain/(Loss)

Corn (in bushels)	13,060,000	$(2.21)	$(28,900,000)
Ethanol (in Gallons)	4,050,000	$0.77	3,100,000
Natural Gas (in MMBTU’s)	80,000	$(3.53)	(282,000)

Total	17,190,000		$(26,082,000)

The following table summarizes by commodity type the hedging contracts still open as of August 11, 2008 and the related unrealized gain or loss based on market prices as of August 11, 2008.

	Corn Hedging Contracts Still Open
		Average	Average	Unrealized
Expiration Period	Bushels	Hedged Price	Market Price	Gain/(Loss)
Third Quarter 2008	5,750,000	$7.01	$4.75	$(12,995,000)
Fourth Quarter 2008	3,970,000	$6.90	$5.17	(6,868,100)
2009	700,000	$7.58	$5.59	(1,393,000)

Total	10,420,000			$(21,256,100)

	Ethanol Hedging Contracts Still Open
		Average	Average	Unrealized
Expiration Period	Gallons	Hedged Price	Market Price	Gain/(Loss)
Third Quarter 2008	1,687,000	$2.87	$2.04	$1,400,210

Total	1,687,000			$1,400,210